                                                                      EXHIBIT 12

                                FLUOR CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                                Three Months
                                                                                                Year Ended          Ended
                                               Year Ended October 31,                           December 31,      March 31,
                                      ------------------------------------------------------    ------------    ------------
                                        1997           1998           1999           2000          2001              2002
                                      ---------      ---------      ---------      ---------     ---------      ------------
Earnings from continuing operations
     before income taxes ..........  $  98,963      $ 193,838      $  88,674      $ 164,287     $ 185,320          $53,625
Add (subtract)
     Equity in earnings from less
        than 50% owned persons, net
        of distributions ..........     (1,103)        (8,090)        (5,776)           220         6,408              982
     Fixed charges ................     37,796         41,295         44,631         53,090        50,502            8,558
                                     ---------      ---------      ---------      ---------     ---------          -------
     Total ........................  $ 135,656      $ 227,043      $ 127,529      $ 217,597     $ 242,230          $63,165
                                     =========      =========      =========      =========     =========          =======
Fixed charges
     Interest expense .............  $  10,187      $  13,120      $  18,972      $  26,315     $  25,011          $ 2,185
     Portion of rental expense
        representative of interest
        factor ....................     27,609         28,175         25,659         26,775        25,491            6,373
                                     ---------      ---------      ---------      ---------     ---------          -------
     Total fixed charges (1) ....... $  37,796      $  41,295      $  44,631      $  53,090     $  50,502          $ 8,558
                                     =========      =========      =========      =========     =========          =======
Ratio of earnings to fixed
     charges (1) ...................      3.59           5.50           2.86           4.10          4.80             7.38
                                     =========      =========      =========      =========     =========          =======

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(1)  For purposes of computing the ratio of earnings to fixed charges,
     "earnings" consist of earnings from continuing operations before provision for income taxes plus fixed charges less equity in earnings from less than 50% owned persons, net of distributions. "Fixed charges" consist of interest and approximately one-third of rental expense.